SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 28, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting,
Held on March 27th, 2006

Date, Time and Place:

On the 27th of March, 2006, at 10:00 a.m., in the city of Brasília, Federal District at SIA SUL, ASP, Lote D, Bloco B.

Summons:

Summons made pursuant to the provisions of the sole paragraph of article 27 of Brasil Telecom S.A. (“BT” or “Company”)’s By-laws, by letter signed by the Chairman of BT’s Board of Directors, Mr. Sergio Spinelli Silva Junior.

Presence:

The following effective members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Ricardo Ferraz Torres, Antonio Cardoso dos Santos, Jorge Luiz Sarabanda da Silva Fagundes and André Urani. Still present were Messrs. Ricardo Knoepfelmacher, Chief Executive Officer, Charles Laganá Putz, Chief Financial Officer and Investor Relations Officer, Fabio de Oliveira Moser, Corporate Governance Officer and Darwin Corrêa, Legal Counsel. Also present were the following effective members of BT’s Fiscal Council: José Arthur Escodro, Fabio Takiy Sekiguchi, Roberto Henrique Gremler and Marcos Duarte Santos. Also present were the representatives of KPMG Independent Auditors.

Meeting’s Board:

Mr. Sergio Spinelli Silva Junior, as Chairman of the Board of Directors, took over as president of the Board of Directors Meeting, inviting Mr. Hiram Bandeira Pagano Filho to be the secretary of the meeting.

Day’s Agenda:

1.	To take a position, in compliance with article 142 of Law 6,404/76, regarding the Company’s Management Report, Management’s Accounts and the Financial Statements associated to the fiscal year that ended on December 31, 2005;

2.	To take a position regarding the Management’s proposal for the civil responsibility lawsuit, in compliance with art. 159 of Law 6,404/76 to be submitted to the Shareholders’ Meeting;

To take a position, in compliance with article 142 of law 6,404/76, regarding the Destination of the Company’s Net income and the Payment of Dividends associated to the fiscal year that ended on December 31, 2005;
3.

4.	To take a position on the proposal for the global amount for the compensation of the Company’s Management, to be submitted to the Shareholders’ Meeting;

5.	To make a resolution regarding the Senior Management’s proposal for the Company’s fund raising plan;

6.	To approve the Senior Management’s proposal to increase the authorized capital, in pursuance to art. 6 of the Company’s By-Laws, to be submitted to the Shareholders’ Meeting;

7.	To make a resolution regarding the Senior Management’s proposal, to be submitted to the Shareholders’ Meeting, to increase the Company’s capital stock by issuing new shares, due to: (i) use of goodwill paid by BT in the acquisition of the Companhia Riograndense de Telecomunicações – CRT and of (ii) investments that shall be made as foreseen in the Company’s By-Laws;

8.	To approve of the Senior Management’s proposal regarding the Company’s new Financial Applications Policy;

9.	To make a resolution regarding the summons of BT’s Ordinary General Shareholders’ Meeting and Extraordinary General Shareholders’ Meeting, to make resolutions on the following matters:

Ordinary Shareholders’ Meeting

(1)	Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2005;

(2)	Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with art. 159 of Law 6,404/76;

(3)	Make a resolution regarding the destination for the net income of the fiscal year and the distribution of dividends;

(4)	Elect the effective and alternate members of the Fiscal Council, setting the individual compensation of its members; and

(5)	Elect the effective and alternate members of the Board of Directors due to the vacancy of the aforementioned positions, to complete the mandates.

Extraordinary General Shareholders’ Meeting

(1)	Set the global amount for the compensation of the Company’s Management;

(2)	Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with art. 159 of Law 6,404/76, regarding the management’s acts which happened in fiscal years previous to 2005;

(3)	To make a resolution regarding the Senior Management’s proposal to increase the Company’s capital stock by issuing new shares, due to: (i) use of goodwill paid by BT in the acquisition of the Companhia Riograndense de Telecomunicações – CRT and of

(ii) investments that shall be made as foreseen in the budget, rewriting article 5 of the Company’s By-Laws;

(4)	Make a resolution regarding the Senior Management’s proposal to increase the Company’s authorized capital, in accordance to art. 6 of the By-Laws, rewriting the aforementioned article; and

(5)
Make a resolution regarding the review of the Company’s By-Laws, related to the matters of articles 24, VIII and 35, in accordance to the Management’s proposals, as well as to authorize the consolidation of the By-Laws;

10.	Approve pledge agreement to be celebrated among Brasil Telecom Participações S.A. and the Company, in accordance with the Senior Management’s Proposal; and

11.
Recognize the request for dismissal presented by Mr. Marcel Cecchi Vieira, alternate member of the Company’s Board of Directors, and make a resolution regarding the election of the respective member, to complete the mandate, in compliance with art. 150 of Law 6,404/76.

Resolutions:

Initially, the Board of Directors’ resolved, by unanimous decision, that these minutes of the Board of Directors’ Meeting be drafted in the summarized form, in compliance with the Law. The presentation of protests and manifestations are optional and shall be received by the Meeting’s Board and filed at the Company’s headquarters.

Subsequently, the President declared to have received the Minutes of Invitel S.A.’s Previous Shareholders’ Meeting, held on March 24, 2005 (Doc. 01), and the Minutes of Brasil Telecom Participações S.A.’s Previous Shareholders Meeting, held on March 24, 2006 (Doc. 02), which contain vote instructions to be followed in this conclave by the Company’s Board of Directors’ members appointed by Invitel, being stressed that the Board of Directors’ members will be allowed to freely express themselves regarding items 1 and 2 of the Day’s Agenda.

Proceeding to the resolutions on the Day’s Agenda, the President proposed that items 1 and 2 of this Meeting’s Agenda were analyzed together, since they are inherently related.

Following, BT’s Senior Management presented the Financial Statements and the Management Report, associated to the fiscal year ended on December 31st, 2005, clarifying the Board of Directors’ members’ doubts and queries.

Regarding the Senior Management’s accounts, the current officers clarified, among others, the results obtained in connection with the investigation on the management acts of the Company’s former management, appointed by the Opportunity Group.

Along with the Board of Directors’ members were discussed the complaints filed at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) on December 12, 2005 and March 21, 2006, regarding the management’s acts undertaken between January 1st and September 30th, 2005, as well as previous fiscal years, the highlights of the presentation, without harm to other acts undertaken and other facts which occurred in that period, having been the following cases: (i) Telecom Capital Fund, which involves companies under Opportunity’s group control and the acquisition of shares issued by Telpart Participações S.A., a company which controls Telemig Celular S.A. and Amazônia Celular S.A.; (ii) Kroll, through which the Company hired investigation services for purposes contrary to the Company’s best interests; and (iii) expenses incurred by the Company in connection with legal fees.

The Senior Management also commented on the legal actions taken so far by the Company in order to seek reparation for the losses caused by the former management, as well as the arbitration recently initiated against TIM International N.V. and TIM Brasil e Serviços e Participações S.A., subject-matter of a material fact disclosed on March 16, 2006.

Following, the Senior Management ratified the terms of its Proposal, previously submitted to the Board of Directors’ Members, in which it recommends that its members recommend to the Shareholders’ Meeting that:

In Ordinary General Shareholders’ Meeting

(1)	Rejects the Senior Management’s accounts regarding the period between January 1st and September 30th, 2005, thus reaching all the acts of the former management, and approves the accounts of the new management regarding the remaining part of 2005;

(2)	Approves the Financial Statements and the Management Report regarding the fiscal year ended on December 31st, 2005;

(3)	Authorizes the Company to file civil responsibility lawsuits that are applicable against its former management, associated to the acts and facts reported to the regulatory body, whichhappened during 2005.

In Extraordinary Shareholders’ General Meeting:

(1)	Authorizes the Company to file the civil responsibility lawsuits that are applicable against its former management, associated to the acts and facts reported to the regulatory body, whichhappened before 2005.

Once the Senior Management’s explanations regarding items 1 and 2 of the Day’s Agenda was completed, the President of the Board put the referred matters to the vote. Regarding item 1 of the day’s agenda, it was approved by the unanimity of the votes cast, being registered the abstention of Messrs. Jorge Luiz Sarabanda da Silva Fagundes and André Urani, the Management Report, the Senior Management’s Accounts and BT’s Financial Statements, all of which related to the fiscal year ended on December 31st, 2005, with reservations to the management acts of the former management, approved by the majority of the Board of Directors’ members, as indicated below. It is herein registered that Mr. Antonio Cardoso dos Santos presented his vote manifestation, which, received by the Meeting’s Board, is filed at Company’s headquarters (Doc. 03).

Following, Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi and Ricardo Ferraz Torres registered their absolute displeasure and surprise regarding the former management’s acts associated to the Opportunity Group, exposed by the Company to CVM and stressed during the presentation made by the Senior Management to the Board of Directors. The abovementioned Board of Directors’ Members acknowledged the efforts of the current Senior Management which, in a few months, was able to conduct investigations and take actions to defend and preserve the Company’s rights, regarding the former management which – under the leadership and guidance of the Opportunity Group – ran the Company for approximately seven (7) years.

Still regarding to item 1 of the Day’s Agenda, Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi and Ricardo Ferraz Torres, representing the majority of the members of the Board of Directors, expressed their disapproval for the management acts practiced by the former management, specially regarding the actions undertaken by the former management between January 1st and September 30th, 2005. In light of the foregoing, the referred Board of Directors’ members decided, when analyzing the management’s accounts, once again to highlight the merit of the current Senior Management, fully approving its accounts, expressing, however, the most incisive reservation regarding the period between January 1st and September 30th, 2005. Thus, the majority of this collegiate, represented by the members indicated above, expressed itself in the sense that the reservation and rejection of the acts of the Company’s former management, regarding the period between January 1st and September 30th, 2005, represents the exclusion of any presumption of legitimacy or legality of such acts, therefore the Company’s rights to seek the recovery of the losses incurred as a result of the acts practiced during that period are hereby preserved.

Accordingly, the majority of the Board of Directors, represented by Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi and Ricardo Ferraz Torres decided to recommend to the General Shareholders’ Meeting that it fully approves the Company’s current Management’s Accounts, with no reservation regarding the period initiated on October 1st and ended on December 31st, 2005. However, a reservation is made regarding the former management’s acts in the period between January 1st and September 30th, 2005, in order to exclude any presumption of legitimacy or legality of the acts undertaken by the former management and thereby protect the Company’s rights to take any action against the former management.

Regarding item 2 of the Day’s Agenda, in compliance with article 158 of Law 6,404/76 and the facts indicated in the presentation made during this meeting by BT’s Senior Management, it was approved by the unanimity of the Board of Directors’ members that the Senior Management’s proposal and recommendation to file civil responsibility lawsuit against the former management be submitted to the General Shareholders’ Meeting, with such recommendation being approved by the majority of the Board of Directors’ Members, as detailed below.

Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi and Ricardo Ferraz Torres, representing the majority of the Members of this collegiate, expressed their opinion that the facts highlighted in the presentation made by the Senior Management justify the submission of BT’s Senior Management’s Proposal to the Company’s shareholders to take all necessary legal action against the former management. Additionally, the referred Board of Directors’ Members approved the Board’s manifestation, to be presented to the Company’s shareholders, in the sense of recommending the approval, by the General Shareholders’ Meeting, of the proposal to take any applicable legal action against the former management involved in illicit acts identified by the Company, for the damages caused to BT as a result of the acts and facts highlighted in the presentation made to this Board by the Senior Management, without harm to the Senior Management’s right to present to this Board and/or the General Shareholders’ Meeting other claims against the former management which are necessary for the preservation of the Company’s best interests. It is hereby understood that this resolution does not preclude the management’ right and duties to submit to the Company’s General Shareholders’ Meeting, other offenses practiced by the former management which may be identified and submitted to assessment of damages and losses in court, or to imposition of liability, in compliance with the applicable legislation.

Proceeding to the resolution on item 3 of the Day’s Agenda, it was approved by the unanimity of the votes cast, being registered the abstentions of Messrs. Jorge Luiz Sarabanda da Silva Fagundes and André Urani, the Proposal for Destination of Net Income (Loss) and the Proposal for BT’s Distribution of Dividends, regarding the fiscal year ended on December 31st 2005, associated to the proposals and material presented to this Board. The Board of Directors members also recommended the approval of the aforementioned documents in the Ordinary General Shareholders’ Meeting.

Following, the President put to the vote item 4 of the Day’s Agenda, the proposal of the global amount for the compensation of BT’s management’s, to be submitted to the General Shareholders’ Meeting, which was approved by the unanimity of the Board of Directors’ members.

Regarding item 5 of the Day’s Agenda, it was approved by the unanimity of the votes cast, being registered the abstentions of Messrs. Jorge Luiz Sarabanda da Silva Fagundes and André Urani, the Senior Management’s proposal regarding the Company’s fund raising plan, which is filed at the Company’s headquarters. It is hereby registered that the Senior Management is authorized to take all the necessary actions for the implementation of the referred program.

Proceeding to item 6 of the Day’s Agenda, the unanimity of the Board Members approved the Senior Management’s proposal to increase the authorized capital, pursuant to article 6 of BT’s By-Laws, to be submitted to the General Shareholders’ Meeting.

Following, the President put to the vote item 7 of the Day’s Agenda, whose removal from the Day’s Agenda was approved by the unanimity of the Board of Directors’ members.

Regarding item 8 of the Day’s Agenda, the unanimity of the Board of Directors’ members approved the Senior Management’s proposal associated with the Company’s new Financial Investments Policy.

Proceeding to item 9 of the Day’s Agenda, BT’s Senior Management’s proposal was approved by the unanimity of the Board of Directors’ members present; this item was adjusted to reflect the resolution made regarding to items 5 and 7 of this Meeting’s Agenda, for the purpose of summoning an Ordinary General Shareholders’ Meeting and an Extraordinary General Shareholders’ Meeting, to be held on April 28, 2006, at 10 a.m., in order to make resolutions on the following matters:

Ordinary General Shareholders’ Meeting

(1)	Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year which ended on December 31, 2005;

(2)	Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with Law 6,404/76;

(3)	Make a resolution regarding the destination for the net income (loss) of the fiscal year and the distribution of dividends;

(4)	Elect the effective and alternate members of the Fiscal Council, setting the individual compensation of its members; and

(5)	Elect the effective and alternate members of the Board of Directors due to the vacancy of the aforementioned positions, to complete the mandates.

Extraordinary General Shareholders’ Meeting

(1)	Set the global amount for the compensation of the Company’s management;

(2)	Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with Law 6,404/76, regarding the management’s acts which happened in fiscal years previous to 2005;

(3)	Make a resolution regarding the Senior Management’s proposal to increase the Company’s authorized capital, in accordance to art. 6 of the By-Laws, rewriting the aforementioned article; and

(4)	Make a resolution regarding the review of the Company’s By-Laws, related to the matters of articles 24, VIII and 35, in accordance to the Management’s proposals, as well as to authorize theconsolidation of the By-Laws; and

(5)	Make a resolution on the Senior Management’s proposal for the issuance of debentures.

Item 10 of the Day’s Agenda was put to the vote, being approved unanimously by the Board of Directors, the execution by BT of a pledge agreement (fiança) with Brasil Telecom Participações S.A., pursuant to BT’s Senior Management’s proposal.

Finally, the President put item 11 of the Day’s Agenda to the vote. After having acknowledged Mr. Marcel Cecchi Vieira’s resignation and having registered their gratitude for the services rendered to BT by the referred Board of Directors’ member, it was approved by the unanimity of the votes cast, being registered the abstentions of Messrs. Jorge Luiz Sarabanda da Silva Fagundes, André Urani and Antonio Cardoso dos Santos, the appointment of Mr. Kevin Michael Altit, Brazilian, married, lawyer, resident and domiciled in the city and state of Rio de Janeiro, at Presidente Wilson nº 231, 4º andar, salas 403 e 404, bearer of the identity card OAB/RJ nº 62.437 and registered with the Federal Revenue Service under CPF/MF n. 842.326.847 -00, in compliance with article 150, of Law 6,404/76. The President registered the receipt of the appointed member’s résumé.

It is hereby registered that all the documents and proposals subject-matter of the resolutions made above which were submitted to this Board, once initialed by the Secretary, will remain filed at Company’s headquarters.

Finally, the receipt of the votes of Messrs. Jorge Luiz Sarabanda da Silva Fagundes and André Urani regarding resolutions of items 1, 2, 3 and 5 of the Day’s Agenda (Doc. 04) is hereby registered.

Closing

With nothing further to be discussed, the Meeting was closed and these Minutes were drafted, and once read and approved, were signed by all the present Board members.

Brasília, March 27, 2006.

Sergio Spinelli Silva Junior	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:March 28, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer